SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Announcement  |  Lisbon  | 14 November 2011

Meo surpasses one million customers

Portugal Telecom announces that Meo, its pay-TV service, surpassed one million customers in just three and half years after it was launched on a nation wide basis, in April 2008. Meo customers represent circa 93% of PT’s fixed broadband customers and 38% of its fixed lines, at the end of 3Q11. Net additions since the beginning of October 2011 surpassed 25 thousand customers.

The success of Meo is anchored in a disruptive, non-linear and interactive experience providing access to live TV channels, personal video recording (PVR), catch-up TV, video on demand, and to games and music on demand. Meo presents a differentiating content proposal, with over 150 channels, including channels with exclusive content, content in high definition and 3D, more than three thousand movies available in Meo video club, interactivity over anchor programs, available in the “red button” on the Meo remote control, as it is the case of American Idol, Secret Story and Biggest Loser. Meo also offers advanced interactive applications across multiple widgets available in the “blue button” on the Meo remote control and covering areas such as: (1) information, including MY newscast, developed in partnership with the RTP, and the application Sapo Kiosk; (2) sports, including a football application, the application of BenficaTV, the application of SportTV and Meo Surf, (3) music, including a radio application, the RFM Vi and a karaoke application, (4) convenience such as pharmacies, and (5) personal content, including the online photo storage.

Meo has, since its launch, placed its efforts on an innovative communication, and the market perceives its brand as young, innovative and fun. Meo brand reached the leadership in terms of notoriety and currently has the highest spontaneous recall in telecommunications. In 2011, Meo reaches 51% spontaneous recall when compared to other triple-play operators, having reached 62% in September, increasing the distance to the second operator to more than 40pp. Meo will continue to differentiate its communication. In this context, the advertising show “Fora da Box” will debut soon the 4th episode, which will convey the story of the four “majors” outside the house and will feature a special guest as well as the usual Rui Unas and Paulo Futre. This is a Christmas episode that also is a musical.

PT’s investment in new technologies, including fibre to the home (FTTH), which is being expanded up to 1.6 million homes passed, will continue to underpin Meo and triple-play growth, and differentiate and improve further the quality of service, while increasing customer loyalty. The extensive fibre coverage also leverages the investment in mobile broadband. PT already covers about 85% of its base stations with fibre and modernised its 2G network, making it compatible with the 4G technology, which will enable the provision of television and broadband services on multiple mobile devices.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.